SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Centennial Communications Corp.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
15133V 208
(CUSIP Number)
Wayne A. Wirtz
AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
210-821-4105
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 7, 2008
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON AT&T Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,122,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,122,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%

14	TYPE OF REPORTING PERSON

CO

(1)	The shares of Common Stock, par value $0.01 per share (“Centennial Common Stock”), of Centennial Communications Corp., a Delaware corporation (“Centennial” or the “Issuer”) covered by this item are deemed beneficially owned under a Voting Agreement, dated as of November 7, 2008 (the “Voting Agreement”), among AT&T Inc., a Delaware corporation (“AT&T”), Welsh, Carson, Anderson & Stowe VIII L.P. (“Stockholder”) and Centennial, obligating the Stockholder to vote such shares in accordance with the

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terms of the Voting Agreement and pursuant to which a limited proxy was provided. AT&T expressly disclaims beneficial ownership of all of the shares of Centennial Common Stock subject to the Voting Agreement and the proxies.
ITEM 1. SECURITY AND ISSUER.
     This statement relates to the shares of Common Stock, par value $0.01 per share, of Centennial. The principal executive offices of Centennial are located at 3349 Route 138, Wall, NJ 07719.
ITEM 2. IDENTITY AND BACKGROUND.
     This Statement is being filed by AT&T. The principal business address of AT&T is 208 S. Akard St., Dallas, Texas 75202. AT&T is a communications holding company whose subsidiaries are engaged principally in communications.
     (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, advisory directors and executive officers of AT&T is set forth in Schedule I hereto. Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of the United States.
     (d)-(e) During the last five years, neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     See Item 4 below.
ITEM 4. PURPOSE OF THE TRANSACTION.
     (a)-(j) On November 7, 2008, Centennial, AT&T and Independence Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of AT&T, entered into that certain Agreement and Plan of Merger, dated as of November 7, 2008 (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of the Merger Sub with and into Centennial (the “Merger”) with Centennial surviving (the “Surviving Corporation”) as a wholly-owned subsidiary of AT&T.
     Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Centennial Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, Dissenting Shares and Parent Shares (each as defined in the Merger Agreement), will be converted into and shall thereafter represent the right to receive $8.50 in cash, without interest (the “Merger Consideration”). At the Effective Time Centennial will become a wholly-owned subsidiary of AT&T. The Surviving Corporation will cause

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the shares of Centennial Common Stock to be de-listed from the Nasdaq Global Select Exchange and de-registered under the Securities Exchange Act of 1934, as amended, as soon as practicable following the Effective Time.
     Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, (i) approval of the Merger Agreement by the holders of shares of Centennial Common Stock, (ii) conditions related to regulatory approval and (iii) other customary closing conditions.
     Pursuant to the Merger Agreement, (i) the certificate of incorporation of Centennial as in effect immediately prior to the Effective Time will be the certificate of incorporation (the “Charter”) of the Surviving Corporation, (ii) the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws (the “By-Laws”) of the Surviving Corporation, (iii) the board of directors of Merger Sub immediately prior to the Effective Time will become the board of directors of the Surviving Corporation until their successors have been duly elected or appointed and have qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws, and (iv) the officers of Centennial immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Charter and By-Laws.
     The Merger Agreement contains certain customary restrictions on the conduct of the business of Centennial pending the Merger, including certain customary restrictions relating to Centennial Common Stock. Further, pursuant to the Merger Agreement, Centennial has agreed, that after the date of the Merger Agreement and prior to the Effective Time, not to authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Centennial).
     The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.
     In connection with the Merger Agreement, AT&T and Centennial entered into a letter agreement (the “Voting Agreement”), dated as of November 7, 2008, with Welsh, Carson, Anderson & Stowe VIII L.P. (the “Stockholder”), under which the Stockholder has agreed to vote the shares of Centennial Common Stock over which the Stockholder has voting control (a) in favor of (i) adoption of the Merger Agreement and (ii) any other matter that is required to be approved by the stockholders of Centennial to facilitate the transaction contemplated by the Merger Agreement, and (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger, (ii) any Company Alternative Proposal (as defined in the Merger Agreement), (iii) any Qualifying Transaction (as defined in the Merger Agreement), and (iv) any proposal that is intended to or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger or that would result in any breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement.
     Also under the Voting Agreement, the Stockholder granted to AT&T an irrevocable proxy coupled with an interest, in accordance with Section 212(e) of the DGCL, which such interest was granted in order to secure such Stockholder’s performance and in

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consideration of AT&T entering into the Voting Agreement and the Merger Agreement. The proxy granted by Stockholder is automatically revoked upon termination of the Voting Agreement.
     The Voting Agreement will terminate on the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, and (c) any change in the form or composition of the Merger Consideration payable in the Merger or any extension of the Termination Date.
     The Voting Agreement is attached as Exhibit 10.1 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.
     Except as contemplated by the Merger Agreement, the Voting Agreement or as otherwise set forth in this Item 4, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, has any present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) and (b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, AT&T may be deemed to be the beneficial owner of an aggregate of 19,122,000 shares in connection with the Voting Agreement. Pursuant to the rights afforded to it under the Voting Agreement, AT&T may be deemed to have shared power to vote up to an aggregate of 19,122,000 shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, AT&T may be deemed to be the beneficial owner of an aggregate of 19,122,000 shares. Based on the number of outstanding shares of Centennial Common Stock on October 1, 2008 as set forth in Centennial’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2008, AT&T may be deemed to own approximately 17.7% of the issued and outstanding shares of Centennial Common Stock. AT&T expressly disclaims beneficial ownership of all of the shares of Centennial Common Stock subject to the Voting Agreement.
     Except for 1,800 shares owned by Patricia P. Upton, to the knowledge of AT&T, none of the persons listed on Schedule I hereto is the beneficial owner of any shares of Centennial Common Stock.
     (c) Except as described in Item 4 hereof or as listed on Schedule I hereto, no transactions in the Centennial Common Stock were effected by AT&T, or, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, during the past 60 days.
     (d) AT&T has no right to receive dividends from, or the proceeds from the sale of, the shares of Centennial Common Stock subject to the Voting Agreement.
     (e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                ISSUER.
     Except as set forth in this Schedule 13D, to the knowledge of AT&T, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Centennial, including but not limited to, transfer or voting of any of the securities of Centennial, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Centennial.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2.1	Agreement and Plan of Merger, dated as of November 7, 2008, among AT&T Inc., Independence Merger Sub Inc. and Centennial Communications Corp.

Exhibit 10.1	Voting Agreement, dated as of November 7, 2008, between AT&T Inc., Centennial Communications Corp. and Welsh, Carson, Anderson & Stowe VIII L.P.

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SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this 13D is true, complete and correct.
Dated: November 17, 2008

AT&T Inc.

By:	/s/ Rick L. Moore
Name:	Rick L. Moore
Title:	Senior Vice President - Corporate Development

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SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
AT&T INC.

Name, Address and Principal
Name of Director	Business Address	Principal Occupation	Business of Employer
Randall L. Stephenson	175 E. Houston San Antonio, Texas 78205-2233	Chairman of the Board, Chief Executive Officer and President of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

William F. Aldinger III	175 E. Houston San Antonio, Texas 78205-2233	President and Chief Executive Officer of Capmark Financial Group Inc.	Capmark Financial Group Inc. 411 Borel Avenue, Suite 320 San Mateo, California

Capmark Financial Group Inc. is a commercial real estate finance company.

Gilbert F. Amelio	175 E. Houston San Antonio, Texas 78205-2233	Chairman and Chief Executive Officer of Jazz Technologies, Inc.	Jazz Technologies, Inc. 4321 Jamboree Road Newport Beach, California

Jazz Technologies, Inc. is the parent company of Jazz Semiconductor, Inc., an independent semiconductor wafer foundry.

Reuben V. Anderson	175 E. Houston San Antonio, Texas 78205-2233	Senior partner in the law firm of Phelps Dunbar, LLP	Phelps Dunbar, LLP Canal Place 365 Canal Street, Suite 2000 New Orleans, Louisiana 70130-6534
Phelps Dunbar, LLP is a law firm.

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Name, Address and Principal
Name of Director	Business Address	Principal Occupation	Business of Employer
James H. Blanchard	175 E. Houston San Antonio, Texas 78205-2233	Retired Chairman of the Board and Chief Executive Officer of Synovus Financial Corp.	Not Applicable

August A. Busch III	175 E. Houston San Antonio, Texas 78205-2233	Retired Chairman of the Board of Anheuser-Busch Companies, Inc.	Not Applicable

James P. Kelly	175 E. Houston San Antonio, Texas 78205-2233	Retired Chairman of the Board and Chief Executive Officer of United Parcel Service, Inc.	Not Applicable

Jon C. Madonna	175 E. Houston San Antonio, Texas 78205-2233	Retired Chairman and Chief Executive Officer of KPMG LLP	Not Applicable

Lynn M. Martin	175 E. Houston San Antonio, Texas 78205-2233	President of The Martin Hall Group, LLC	The Martin Hall Group, LLC 3750 N. Lake Shore Drive, Unit 10A, Chicago, Illinois 60613
The Martin Hall Group, LLC is a human resources consulting firm.

John B. McCoy	175 E. Houston San Antonio, Texas 78205-2233	Retired Chairman of Bank One Corporation	Not Applicable

Mary S. Metz	175 E. Houston San Antonio, Texas 78205-2233	Chair Emerita of the Board of Trustees of American Conservatory Theater	Not Applicable

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Name, Address and Principal
Name of Director	Business Address	Principal Occupation	Business of Employer
Joyce M. Roché	175 E. Houston San Antonio, Texas 78205-2233	President and Chief Executive Officer of Girls Incorporated	Girls Incorporated 120 Wall Street New York, NY 10005-3902 Girls Incorporated is a national nonprofit research, education, and advocacy organization.

Laura D’Andrea Tyson	175 E. Houston San Antonio, Texas 78205-2233	Professor of Business Administration and Economics at the Walter A. Haas School of Business, University of California at Berkeley	The Walter A. Haas School of Business, University of California at Berkley 2220 Piedmont Avenue (delivery address) University of California at Berkeley Berkeley, CA 94720-1900

Patricia P. Upton	175 E. Houston San Antonio, Texas 78205-2233	President and Chief Executive Officer of Aromatique, Inc.	Aromatique, Inc. P.O. Box 6000 3421 Highway 25B North Heber Springs, Arkansas 72543 Aromatique, Inc. is a manufacturer and wholesaler of decorative fragrances.

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Name of Executive Officer			Name, Address and Principal
(other than Directors)	Business Address	Principal Occupation	Business of Employer
William A. Blase Jr.	175 E. Houston San Antonio, Texas 78205-2233	Senior Executive Vice President – Human Resources of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

James W. Callaway	175 E. Houston San Antonio, Texas 78205-2233	Senior Executive Vice President – Executive Operations of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

James W. Cicconi	175 E. Houston San Antonio, Texas 78205-2233	Senior Executive Vice President – External and Legislative Affairs of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

Catherine M. Coughlin	175 E. Houston San Antonio, Texas 78205-2233	Senior Executive Vice President and Global Marketing Officer of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

Rafael (Ralph) de la Vega	175 E. Houston San Antonio, Texas 78205-2233	President and Chief Executive Officer – AT&T Mobility of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

Richard G. Lindner	175 E. Houston San Antonio, Texas 78205-2233	Senior Executive Vice President and Chief Financial Officer of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

Forrest E. Miller	175 E. Houston San Antonio, Texas 78205-2233	Group President – Corporate Strategy and Development of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

Ronald E. Spears	175 E. Houston San Antonio, Texas 78205-2233	Group President – Global Business Services of AT&T Communications Corp.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

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Name of Executive Officer			Name, Address and Principal
(other than Directors)	Business Address	Principal Occupation	Business of Employer
John T. Stankey	175 E. Houston San Antonio, Texas 78205-2233	Group President – Telecom Operations of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

Wayne Watts	175 E. Houston San Antonio, Texas 78205-2233	Senior Executive Vice President and General Counsel of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233

Rayford Wilkins, Jr.	175 E. Houston San Antonio, Texas 78205-2233	Group President – Diversified Businesses of AT&T Inc.	AT&T Inc. 175 E. Houston San Antonio, Texas 78205-2233